CLEARY, GOTTLIEB, STEEN & HAMILTON

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, DC 20006-1801

41, AVENUE DE FRIEDLAND
75008 PARIS

RUE DE LA LOI 57
1040 BRUSSELS

CITY PLACE HOUSE
55 BASINGHALL STREET
LONDON EC2V

ONE LIBERTY PLAZA
NEW YORK, NY 10006-1470
TELEPHONE
(212) 225-2000
FACSIMILE
(212) 225-3999

MAIN TOWER
NEUE MAINZER STRASSE 52
60311 FRANKFURT AM MAIN

PIAZZA DI SPAGNA 15
00187 ROME

BANK OF CHINA TOWER
ONE GARDEN ROAD
HONG KONG

SHIN KASUMIGASEKI BUILDING
3-2, KASUMIGASEKI 3-CHOME
CHIYODA-KU, TOKYO 100-0013


RECD S.E.C.
MAR 26 2002
1086

File No. 82-2337

March 26, 2002

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of I.E.M., S.A. de C.V. (File No. 82-2337) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, I.E.M., S.A. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translation of the Company's consolidated quarterly report for the fourth quarter of 2001.

If you have any questions or require any further information, please do not hesitate to contact the undersigned or Jorge U. Juantorena of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Mitchell Raab

Enclosure

cc: Lic. Alejandro Archundia
Jorge U. Juantorena

dw 3/29

SIFIC / ICS

STOCK EXCHANGE CODE: IEM

Quarter: 4 Year: 2001

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	711,854	100	737,350	100
2	**CURRENT ASSETS**	439,214	62	457,358	62
3	CASH AND SHORT-TERM INVESTMENTS	116,765	16	90,344	12
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	100,586	14	208,305	28
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	17,925	3	3,741	1
6	INVENTORIES	203,938	29	154,968	21
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG-TERM**	0	0	0	0
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	0	0
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	268,967	38	275,276	37
13	PROPERTY	356,223	50	352,572	48
14	MACHINERY AND INDUSTRIAL	333,539	47	350,860	48
15	OTHER EQUIPMENT	38,418	5	35,712	5
16	ACCUMULATED DEPRECIATION	492,992	69	487,691	66
17	CONSTRUCTION IN PROGRESS	33,779	5	23,823	3
18	**DEFERRED ASSETS (NET)**	3,673	1	4,716	1
19	**OTHER ASSETS**	0	0	0	0
20	**TOTAL LIABILITIES**	358,268	100	373,757	
21	**CURRENT LIABILITIES**	287,986	80	293,564	79
22	SUPPLIERS	39,728	11	43,370	12
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	7,145	2	25,963	7
26	OTHER CURRENT LIABILITIES	241,113	67	224,231	60
27	**LONG-TERM LIABILITIES**	0	0	0	0
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	70,282	20	75,051	20
32	**OTHER LIABILITIES**	0	0	5,142	1
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	353,586		100 363,593	
34	**MINORITY INTEREST**	553		751	
35	**MAJORITY INTEREST**	353,033	100	362,842	100
36	**CONTRIBUTED**	551,790	156	551,790	152
37	PAID-IN CAPITAL STOCK (NOMINAL)	15,688	4	15,688	4
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	536,102	152	536,102	147
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	(198,757)	(56)	(188,948)	(52)
42	RETAINED EARNINGS AND CAPITAL RESERVE	333,463	94	249,758	69
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(538,730)	(152)	(522,411)	(144)
45	NET INCOME FOR THE YEAR	6,510	2	83,705	23

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2001

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	116,765	100	90,344	100
46	CASH	15,655	13	1,132	1
47	SHORT-TERM INVESTMENTS	101,110	87	89,212	99
18	**DEFERRED ASSETS (NET)**	3,673	100	4,716	
48	AMORTIZED OR REDEEMED EXPENSES	3,673	100	4,716	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	287,986	100	293,564	
52	FOREING CURRENCY LIABILITIES	75,291	26	49,490	17
53	MEXICAN PESOS LIABILITIES	212,695	74	244,074	83
24	**STOCK MARKET LOANS**	0	100	0	100
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	241,113	100	224,231	
57	OTHER CURRENT LIABILITIES WITH COST	138,189	57	113,851	51
58	OTHER CURRENT LIABILITIES WITHOUT COST	102,924	43	110,380	49
27	**LONG-TERM LIABILITIES**	0	100	0	
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	0	100	0	100
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	0	100	0	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	70,282	100	75,051	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	70,282	100	75,051	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	0	100	5,142	
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	5,142	100
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	(538,730)	100	(522,411)	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(538,730)	(100)	(522,411)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2001

IEM, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	151,228	163,794
73	PENSIONS FUND AND SENIORITY	70,201	63,870
74	EXECUTIVES (*)	21	22
75	EMPLOYERS (*)	341	324
76	WORKERS (*)	963	1,102
77	CIRCULATION SHARES (*)	32,415,713	32,415,713
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR2001

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	NET SALES	626,803	100	1,178,776	100
2	COST OF SALES	550,551	88	888,152	75
3	GROSS INCOME	76,252	12	290,624	25
4	OPERATING	57,851	9	73,868	6
5	OPERATING	18,401	3	216,756	18
6	TOTAL FINANCING	11,933	2	35,889	3
7	INCOME AFTER FINANCING COST	6,468	1	180,867	15
8	OTHER FINANCIAL OPERATIONS	(3,035)	0	6,162	1
9	INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING	9,503	2	174,705	15
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,019	0	90,703	8
11	NET INCOME AFTER TAXES AND WORKERS' SHARING	6,484	1	84,002	7
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	CONSOLIDATED NET INCOME OF	6,484	1	84,002	7
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	6,484	1	84,002	7
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATED INCOME	6,484	1	84,002	7
19	NET INCOME OF MINORITY INTEREST	(26)		297	0
20	NET INCOME OF MAJORITY INTEREST	6,510	1	83,705	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	626,803	100	1,178,776	100
21	DOMESTIC	571,656	91	1,109,823	94
22	FOREIGN	55,147	9	68,953	6
23	TRANSLATED INTO DOLLARS (***)	5,743	1	6,711	1
6	**TOTAL FINANCING COST**	11,933	100	35,889	100
24	INTEREST PAID	20,564	172	51,882	145
25	EXCHANGE LOSSES	15,274	128	13,588	38
26	INTEREST EARNED	11,960	100	14,618	41
27	EXCHANGE PROFITS	14,184	119	14,503	40
28	GAIN DUE TO MONETARY POSITION	2,239	19	(460)	(1)
8	**OTHER FINANCIAL OPERATIONS**	(3,035)	100	6,162	100
29	OTHER NET EXPENSES (INCOME) NET	(3,035)	(100)	6,162	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	3,019	100	90,703	100
32	INCOME TAX	7,907	262	60,414	67
33	DEFERED INCOME TAX	(5,895)	(195)	11,063	12
34	WORKERS' PROFIT SHARING	1,500	50	16,198	18
35	DEFERED WORKERS' PROFIT SHARING	(493)	(16)	3,028	3

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR 2001

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	652,703	1,164,054
37	NET INCOME OF THE YEAR	21,834	159,448
38	NET SALES (**)	626,803	1,178,776
39	OPERATION INCOME (**)	18,401	216,756
40	NET INCOME OF MAYORITY INTEREST(**)	6,510	83,705
41	NET CONSOLIDATED INCOME (**)	6,484	84,002

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR:2001

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	6,484	84,002
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	20,868	20,538
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	27,352	104,540
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	26,424	(138,040)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	53,776	(33,500)
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
8	**CASH FLOW GENERATED (USED) BY FINANCING**	0	0
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	(27,355)	(25,856)
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	26,421	(59,356)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	90,344	149,700
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	116,765	90,344

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	20,868	20,538
13	DEPRECIATION AND AMORTIZATION FOR THE	20,842	20,239
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	26	299
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	26,424	(138,040)
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	107,719	(8,631)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(48,970)	(1,773)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(14,184)	3,454
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(3,642)	(1,327)
22	+ (-) INCREASE (DECREASE) IN OTHER	(14,499)	(129,763)
6	CASH FLOW FROM EXTERNAL FINANCING	0	0
23	+ SHORT-TERM BANK AND STOCK MARKET	0	0
24	+ LONG-TERM BANK AND STOCK MARKET	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	CASH FLOW FROM INTERNAL FINANCING	0	0
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES	(27,355)	(25,856)
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(16,005)	(21,174)
36	(-) INCREASE IN CONSTRUCTIONS IN	(11,350)	(4,682)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 2001

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	1.03	%	7.13	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	1.84	%	23.07	%
3	NET INCOME TO TOTAL ASSETS (**)	0.91	%	11.39	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(34.53)	%	0.55	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.88	times	1.60	times
7	NET SALES TO FIXED ASSETS (**)	2.33	times	4.28	times
8	INVENTORIES ROTATION (**)	2.70	times	5.73	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50	days	55	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	14.88	%	45.57	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	50.33	%	50.69	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.01	times	1.03	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	21.02	%	13.24	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	0.89	times	4.18	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.75	times	3.15	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.53	times	1.56	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.82	times	1.03	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.23	times	1.22	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	40.55	%	30.77	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	4.36	%	8.87	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	4.22	%	(11.71)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.62	times	(0.65)	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.00	%	0.00	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	0.00	%	0.00	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	58.51	%	81.89	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.20	$ 2.47
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00	$ 0.00
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00	$ 0.00
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.00	$ 2.47
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00	$ 0.00
8	CARRYING VALUE PER SHARE	$ 10.89	$ 11.19
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00	$ 0.00
10	DIVIDEND IN SHARES PER SHARE	0.00 shares	0.00 shares
11	MARKET PRICE TO CARRYING VALUE	0.00 times	0.00 times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00 times	0.01 times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00 times	0.01 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
(MEXICAN STOCK MARKET)
SIFIC / ICS

QUOTING CODE: IEM QUARTER: 4 YEAR: **2001**
IEM, S.A. DE C.V.

REPORT FROM THE DIRECTOR GENERAL (1)
(Discussion and Analysis from the Director General regarding the Financing Situation and Income of the Company's Operation)

ANNEX 1

CONSOLIDATED
Final Print

THE SALES IN 2000 INCREASED 1.9% IN REAL TERMS AGAINST THE PREVIOUS YEAR DUE TO THE SIMILAIRITY OF THE MIX OF THE VOLUME OF PRODUCTS BETWEEN THIS YEAR AND PREVIOUS YEAR.

THE GROSS INCOME IN YEAR 2000 INCREASED 7.2% IN REAL TERMS DUE TO THE OPTIMIZATION IN MATERIAL AND LABOR COSTS USED IN SOLD PRODUCTS.

THE OPERATING PROFIT INCREASED 11.1% IN REAL TERMS, AGAINST PREVIOUS YEAR, DUE TO REDUCTION IN MATERIAL AND LABOR COSTS, AS WELL AS IN THE OPTIMIZATION OF SALES AND ADMINISTRATIVE EXPENSES COMPARED TO LAST YEAR.

THE INTEGRAL COST OF FINANCING INCREASED 8% IN REAL TERMS AGAINST THE PREVIOUS YEAR, MAINLY BECAUSE THE INTEREST RATES INCREASED AND THE DEVALUATION OF THE PESO AGAINST THE DOLLAR.

AS OF 1 JANUARY 2000, THE COMPANY COMPLIED WITH WHAT IS STATED IN THE NEW REVISED D-4 BULLETIN "*ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKER'S PROFIT EARNING*", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. AS A RESULT OF THE AFORMENTIONED, THE EFFECT ON THE YEAR INCOME WAS 13.5 MILLION PESOS, MEANING A 25.4% INCREASE IN REAL TERMS, FOR LAST YEAR'S TAXES.

THE INTERNAL AND EXTERNAL LIQUIDITY SOURCES LIKE CLIENTS, INVENTORIES AND SUPPLIERS, MANTAINED SIMILAR LEVELS IN YEAR 2000 WITH RESPECT TO LAST YEAR, IN THE CASE OF SHORT TERM LOANS, THESE DECREASED IN 32.3% IN REAL TERMS AGAINST LAST YEAR.

THE OPENING OF THE ELECTRICAL SECTOR TO INTERNATIONAL BIDS MAKES MORE DIFFICULT AND COMPLEX THE OBTAINMENT OF PURCHASE ORDERS FROM CLIENTS FOR THE NEXT YEARS. THE EXCHANGE RATE OF THE PESO AGAINST THE DOLLAR IS MAKING OUR PRICES LESS COMPETITIVE AGAINST FOREIGN EXPORTERS.

THERE HAVE NOT BEEN ANY REGISTRATION OF ANY SECURITIES IN THE RNVI, LEGAL AND FINANCIAL INFORMATION HAS BEEN SUBMITTED PROMPTLY AND PERIODICALLY AS WELL.

THERE HAVE NOT BEEN ANY CHANGES OR MODIFICATIONS TO ANY VALUE REGISTERED IN THE RNVI

COMPLEMENTARY REMARKS REGARDING THE FINANCIAL SITUATION (1)

ANNEX 2

CONSOLIDATED
Final Print

1.- MAIN ACCOUNTING AND FINANCIAL POLICIES

A).- BASES OF THE CONSOLIDATION
THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDE IEM, S.A. DE C.V.'s AND ITS SUBSIDIARY's (THE COMPANY WHERE MANAGEMENT IS OPERATING, AND WITH OVER 50% OF THE SHARES OF STOCK) ACCOUNTS. ALL RELEVANT INTERCOMPANY OPERATIONS AND ACCOUNTS, HAVE BEEN ELIMINATED FROM THE CONSOLIDATION.

B).- BASES FOR THE DETERMINATION OF FIGURES, REGARDING THE COMPARATIVE STATUS OF ALL FINANCIAL STATEMENTS.
IEM AND THE SUBSIDIARY's COMPARATIVE STATEMENTS AS OF 31 DECEMBER 2001 AND 2000, ARE PREPARED IN COMPLIANCE WITH ACCOUNTING PRINCIPLES AND THE INFLATIONARY EFFECTS ARE HENCE ACKNOWLEDGED. IN OTHER WORDS, ALL FIGURES ARE EVENLY EXPRESSED IN PESOS OF BUYING POWER. BY MEANS OF THE APPLICATION OF FACTORS DERIVED FROM THE NATIONAL CONSUMMER PRICE INDEX.

C).- APPRAISAL OF TEMPORARY INVESTMENTS.
THE CORRESPONDING DATA ARE NOT CONSIDERED SINCE THEY ARE OPERATIONS THAT ARE ELIMINATED IN THE FINANCIAL STATEMENTS CONSOLIDATION PROCEDURE. ALSO, THE FIGURES RELATED TO DATA FROM BOTH THE BALANCE AND INCOME, INCLUDE THOSE FROM THE COMPANY AND ITS SUBSIDIARY. ALL TRANSACTIONS AMONG THE COMPANIES WERE ELIMINATED FOR CONSOLIDATION PURPOSES, AND THE AMOUNT OF THE MINORITY SHAREHOLDERS EQUITY WAS DETERMINED IN THE INCOME.

D).- APPRAISAL OF RIGHTS AND LIABILITIES IN FOREIGN CURRENCY.
ALL TRANSACTIONS IN FOREIGN CURRENCY ARE LOGGED ACCORDING TO THE APPLICABLE EXCHANGE RATE ON THE DATE THEY ARE CARRIED OUT.
ALL ASSETS AND LIABILTIES BALANCES IN FOREIGH CURRENCY ARE CONVERTED TO MEXICAN PESOS AT THE CLOSING EXCHANGE RATE OF THE CORRESPONDING MONTH.
THE DIFFERENCE IN RATES, AS A RESULT OF CONVERTING BALANCES IN FOREIGN CURRENCY IS SHOWN IN THE YEAR INCOME, AS A PART OF THE INTEGRAL FINANCIAL COST. NOTE: FOREIGN CURRENCY EXCHANGE RATE BALANCE 9.4960 FOREIGN PLACING 9.5542. FOREIGN CURRENCIES ARE GERMAN MARKS, STERLING POUNDS, AND SWEDISH CROWNS.

E).- APPRAISAL OF INVENTORIES.
ALL INVENTORIES ARE APPRAISED AT MARKET OR REPLACEMENT COST. THE LOWER SALES COST IS ADJUSTED BASED ON INVENTORIES CURRENT VALUE, ACCORDING TO THEIR SALE DATE.

F).- APPRAISAL OF REAL ESTATE, MACHINERY AND EQUIPMENT.
THE RESTATEMENT OF THE MACHINERY, THE PLANT AND THE EQUIPMENT IS CARRIED OUT BY MEANS OF THE NATIONAL CONSUMMER PRICE INDEX WHEN IT HAS A DOMESTIC ORIGIN, AND BY MEANS OF THE CORRESPONDING COUNTRY OF ORIGIN NATIONAL CONSUMMER PRICE INDEX, WHEN IT IS FOREIGN, ACCORDING TO THE STANDARD SET BY THE 5TH. FITTING DOCUMENT OF BULLETIN B-10.

G).- DETERMINATION OF DEPRECIATION.
THE RELATIVE DEPRECIATION IS DETERMINED BY MEANS OF THE STRAIGHT LINE METHOD.

2.- REAL ESTATE, PLANT AND EQUIPMENT.- SEE ANNEX 4.

COMPLEMENTARY REMARKS ABOUT THE FINANCIAL SITUATION (1)

ANNEX 2

3.- CREDITS APPERTAINING TO STOCK EXCHANGE TRANSACTIONS.
THERE ARE NO CREDITS APPERTAINIG TO STOCK EXCHANGE TRANSACTIONS AS OF 31 DECEMBER, 2001.

4.- CONTINGENT LIABILITY.
THE SUBSIDAIRY COMPANY HAS PLANS FOR THE PAYMENT OF RETIREMENT PENSIONS AND DEATH OR TOTAL DISABILITY, FOR ALL ITS NON SYNDICATED PERSONNEL. IN COMPLIANCE WITH THE FEDERAL LABOR LAW AND WITH WHAT IS STATED IN THE LABOR CONTRACTS.

PAYMENTS FOR SENIORITY PREMIUMS AS WELL AS THE PENSION PLANS ARE DETERMINED BASED ON THE EMPLOYE'S COMPENSATION ON HIS/HER RETIREMENT DATE, AND ALSO ON THE YEARS OF SERVICE.

AS OF DECEMBER 31ST, 2001, THE AMOUNT FOR BENEFITS FORECASTED REGARDING COMPENSATIONS UPON THE RETIREMENT OF THE PERSONNEL, WHICH IS DETERMINED BY ACTUARIES, IS ANALYZED AS FOLLOWS:

	THOUSANDS OF MEXICAN PESOS
LIABILITIES FOR CURRENT BENEFITS	(72,557)
COMPLEMENTARY AMOUNT FOR BENEFITS FORECASTED	(5,459)
LIABILITIES FOR BENEFITS FORECASTED	(78,016)
MINUS	
ASSETS OF THE PLAN	70,201
TRANSITION LIABILITIES	226
VARIATIONS IN ASSUMPTIONS AND EXPERIENCE ADJUSTMENTS	11,261
NET FORECASTED ASSETS	3,672
ADDITIONAL LIABILITIES	
ACTUAL NET LIABILITIES	

THE FUND DETERMINED BY MEANS OF A TRUST, IN ORDER TO COMPLY WITH THE LIABILITIES CORRESPONDING TO THE PENSION PLAN AND SENIORITY PREMIUM AMOUNTS TO $ 70,201, AS OF DECEMBER 31ST, 2001.

COMPLEMENTARY REMARKS ABOUT THE FINANCIAL SITUATION (1)

ANNEX 2

5.- STOCKHOLDERS EQUITY
THE RESTATEMENT EFFECTS OF THE STOCKHOLDERS' EQUITY ARE SHOWN NEXT

	2001		2000	
CAPITAL STOCK	15,688		15,688	
RESTATEMENT	536,102	551,790	536,102	551,790
LEGAL RESERVE	3,138		3,138	
RESTATEMENT	26,103	29,241	26,103	29,241
PROFIT IN PREVIOUS YEARS	236,793		156,616	
RESTATEMENT	67,429	304,222	93,151	249,767
PROFIT OF THE YEAR	6,182		80,177	
RESTATEMENT	328	6,510	3,528	83,705
INSUFFICIENCY IN RESTATEMENT OF CAPITAL		(538,730)		(551,648)
		353,033		362,855

6.- RESERVE FOR THE REPURCHASE OF SHARES OF STOCK.
THERE IS NO SUCH RESERVE AS OF 31 DECEMBER, 2001.

7.- INTEGRAL FINANCING COST.
INTERESTS PAID ARE NOT COMPOUNDED AND GO DIRECTLY TO INCOME, AS PART OF THE INTEGRAL FINANCING COST.

8.- DEFERRED TAXES.
AS OF JANUARY 1ST 2000, ALL COMPLIED WITH WHAT IS STATED IN THE NEW REVISED BULLETIN D-4, "ACCOUNTING TREATMENT OF THE INCOME TAX, THE ASSETS TAX AND THE WORKER'S PROFIT EARNING", ISSUED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. AS A RESULT OF THE AFORMENTIONED, FOR THE KNOWLEDGE OF THE INCOME TAX, THE COMPANY CHANGED THE METHOD OF PARTIAL LIABILITY TO THE INTEGRAL ASSETS AND LIABILITIES , WHICH CONSISTS IN THE DETERMINATION OF THE DEFERRED INCOME TAX, BY APPLYING THE CORRESPONDENT INCOME TAX RATE, TO THE DIFFERENCES BETWEEN THE STOCKHOLDERS EQUITY AND FISCAL ASSETS AND LIABILITIES (TEMPORARY DIFFERENCES) TO THE DATE OF THE FINANTIAL STATEMENTS. ACOORDING TO THE BULLETIN, THE ACUMULATED EFFECT TO JANUARY 1ST, 2000 WAS APPLIED DIRECTLY TO THE STOCKHOLDERS EQUITY.

COMPLEMENTARY REMARKS ABOUT THE FINANCIAL SITUATION (1)

ANNEX 2

AS OF 31 DECEMBER 2001 THE PRINCIPAL TEMPORARY DIFFERENCES OVER WHICH THE DEFERRED INCOME TAX WAS APPLIES CAB BE ANALIZED AS FOLLOWS:

INVENTORIES	122,831
PROPERTIES, PLANT AND EQUIPMENT (NET)	141,000
ADVANCED PAYMENTS OF CLIENTS	(87,829)
RESERVES AND OTHERS	(3,537)
	172,465
INCOME TAX RATE	34%
PAYABLE DEFERRED INCOME TAX	58,638
PAYABLE DEFERRED WORKER'S PROFIT SHARING	2,191
TOTAL PAYABLE DEFERRED TAXES	60,829

9.- EXTRAORDINARY ENTRIES.
THERE ARE NO EXTRAORDINARY ENTRIES, AS OF 31 DECEMBER, 2001.

10.- DISCONTINUED OPERATIONS
AS OF 31 DECEMBER, 2001, NO SEGMENT OF THE BUSINESS, NEITHER GEOGRAPHIC NOR DUE TO ACTIVITIES HAS BEEN SOLD OR ABANDONED.

11.- EFFECT AT THE BEGINNING OF THE YEAR DUE TO CHANGES IN ACCOUNTING PRINCIPLES.
THERE HAS BEEN NONE, AS OF 31 DECEMBER, 2001.

12.- NET MONTHLY INCOME (HISTORICAL AND CURRENT)

MONTH		NAI	NMI	INDEX	INDEX	NMIC
JANUARY	2001	5,083	5,083	351.418	338.462	5,278
FEBRUARY		3,790	(1,294)	351.418	338.238	(1,334)
MARCH		7,903	4,114	351.418	340.381	4,247
APRIL		8,449	546	351.418	342.098	561
MAY		8,045	(405)	351.418	343.883	(415)
JUNE		9,905	1,860	351.418	343.694	1,902
JULY		11,677	1,772	351.418	342.801	1,817
AUGUST		11,159	(518)	351.418	344.832	(528)
SEPTEMBER		9,957	(1,457)	351.418	348.280	(1,471)
OCTOBER		6,892	(2,810)	351.418	349.615	(2,824
NOVEMBER		4,992	(1,899)	351.418	350.932	(1,902)
DECEMBER		6,182	1,190	351.418	351.418	1.190

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

13.- FINANCIAL POSITION STATUS, WITHOUT CONSOLIDATING OTHER CONCEPTS.
SINCE THE COMPANY IS STOCKHOLDER, IT LACKS A FUND CAPTION FOR PENSIONS OR SENIORITY PREMIUM.

14.- INTERESTS PAID IN CONSOLIDATED INCOME STATEMENTS.
ALL INTERESTS PAID CORRESPOND TO LOANS WITH GRUPO CONDUMEX, AND HENCE ARE NOT BANKING CREDITS NOR APPERTAINING TO STOCK EXCHANGE TRANSACTIONS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	PERCENTAGE HELD (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTUR	29,499,908	99.61	29,385	183,767
TOTAL INVESTMENT IN SUBSIDIARIES				29,385	183,767
OTHER PERMANENT INVESTMENTS					0
TOTAL					183,767

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIIEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	2,928	229	2,699	267,898	240,357	30,240
MACHINERY	84,777	40,206	44,571	248,762	192,740	100,593
TRANSPORT EQUIPMENT	10,265	3,356	6,909	3,528	2,985	7,452
OFFICE EQUIPMENT	1,643	389	1,254	2,199	1,610	1,843
COMPUTER EQUIPMENT	17,067	8,722	8,345	3,715	2,398	9,662
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**116,680**	**52,902**	**63,778**	**526,102**	**440,090**	**149,790**
NOT DEPRECIATION ASSETS						
GROUNDS	468	0	468	84,930	0	85,398
CONSTRUCTIONS IN PROCESS	33,779	0	33,779	0	0	33,779
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**34,247**	**0**	**34,247**	**84,930**	**0**	**119,177**
TOTAL	**150,927**	**52,902**	**98,025**	**611,032**	**440,090**	**268,967**

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

QUARTER: 4 YEAR: 2001

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits In Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			26,313	0	0	9,498	0	0	0	0	0	3,917	0	0	0	0
TOTAL SUPPLIERS			26,313	0	0	9,498	0	0	0	0	0	3,917	0	0	0	0
VARIOS			179,237	0	0	41,139	0	0	0	0	0	20,737	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			179,237	0	0	41,139	0	0	0	0	0	20,737	0	0	0	0
			205,550	0	0	50,637	0	0	0	0	0	24,654	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: IEM QUARTER: 4 YEAR: 2001
IEM, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	5,743	53,824	0	0	53,824
OTHER	0	0	0	0	0
TOTAL	5,743	53,824			53,824
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	12,571	119,928	1,257	11,863	131,791
INVESTMENTS	2,144	20,600	0	0	20,600
OTHER	258	2,423	0	0	2,423
TOTAL	14,973	142,951	1,257	11,863	154,814
NET BALANCE	(9,230)	(89,127)	(1,257)	(11,863)	(100,990)
FOREING MONETARY POSITION					
TOTAL ASSETS	1,070	9,787	0	0	9,787
LIABILITIES POSITION	4,607	42,115	428	3,917	46,032
SHORT TERM LIABILITIES POSITION	4,607	42,115	428	3,917	46,032
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	(3,537)	(32,328)	(428)	(3,917)	(36,245)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	294,162	254,223	39,939	0.55	(220)
FEBRUARY	290,390	232,454	57,936	0.07	(41)
MARCH	247,247	200,079	47,168	0.63	(297)
APRIL	269,765	206,961	62,804	0.50	(314)
MAY	283,958	213,134	70,824	0.23	(163)
JUNE	303,069	238,675	64,394	0.24	(155)
JULY	303,304	247,551	55,753	0.26	(145)
AUGUST	288,010	231,600	56,410	0.59	(333)
SEPTEMBER	274,496	222,351	52,145	0.93	(485)
OCTOBER	220,425	183,991	36,434	0.45	(164)
NOVEMBER	228,812	179,319	49,493	0.38	(188)
DECEMBER	241,025	193,258	47,767	0.14	(67)
ACTUALIZATION:	0	0	0	0.00	333
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**(2,239)**

NOTES

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
NO APLICA

ACTUAL SITUATION OF FINANCIAL LIMITED
NO APLICA

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INDUSTRIAS IEM, S.A. DE C.V.	MANUFACTURING, TRANSFORMERS MOTORS AND ELECTRICAL PROTEC-TION EQUIPMENT.	100	40

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
COPPER	NAL CONDUC ELECTRIC				7.89
STEEL	SERVILAMINAS SUMMIT				11.85
OILS	ACEITES PROD. Y SERV				1.31
FOUNDRY	FUNDIDO METALES INDL				2.77
INSULATIONS	EHV WEIDMAN				2.30
OTHERS	VARIOS				16.10
		ACERO ELEC Y COMP	CONDUMEX INC	NO	22.28

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **IEM**
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO	219	554,771	238	571,656	30.83	IEM	CFE,CLYF TELMEX,NACEL SELMEC,SIEMENS
TOTAL		554,771		571,656			

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
PRODUCTOS ELECTRICO			4,023	55,147	USA	IEM	GENERAL ELECTRIC ROSEN, MARATHON NEMSCO,ROGERS
TOTAL				55,147			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2000** — 231,407

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001 — 241,589

Number of shares Outstanding at the Date of the NFEA: (Units) — 32,415,713

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	0

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 131,626

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 32,415,713

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001 — 137,418

Number of shares Outstanding at the Date of the NFEAR (Units) — 32,415,713

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 0

STOCK EXCHANGE CODE: IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR 2001

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2001 AND 2000 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

ING. FRANCISCO J. REED Y MARTIN DEL CAMPO DIRECTOR GENERAL	C.P. RAFAEL AGUADO GUTIERREZ CONTRALOR GENERAL

TLALNEPANTLA, MEX, AT FEBRUARY 25 OF 2002

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:IEM
IEM, S.A. DE C.V.

QUARTER: 4 YEAR2001

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
A		0	2,550,000	13,982,014	16,532,014		1,274	6,726
B		0	2,450,000	13,433,699		15,883,699	1,226	6,462
TOTAL			5,000,000	27,415,713	16,532,014	15,883,699	2,500	13,188

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
32,415,713
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

QUOTING CODE. IEM DATE: 25/02/200: 20:44

GENERAL DATA OF ISSUER

FIRM NAME	IEM, S.A. DE C.V.
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MEXICO
TELEPHONE:	57 29 97 00
	AUTOMATIC:
FAX:	53 10 0025
E-MAIL:	
WEB SITE:	

FISCAL DATA OF ISSUER

COMPANY "RFC"	IEM8312144U6
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010 TLANEPANTLA, ESTADO DE MÉXICO

PERSON IN CHARGE OF PAYMENT

NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 0025
E-MAIL:	raguado@condumex.com.mx

DATA OF OFFICERS

MSM POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	MR. FRANCISCO J. REED Y MARTIN DEL CAMPO
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255 COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	54010 MEXICO, D.F. MEX
TELEPHONE:	5250-50-77
FAX:	5328-58-91
E-MAIL:	fjreed@condumex.com.mx

MSM POSITION:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	MR. FRANCISCO J. REED Y MARTIN DEL CAMPO
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255 COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	54010 MEXICO, D.F. MEX
TELEPHONE:	5250.50-77
FAX:	5328-58.91
E-MAIL:	fjreed@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

QUOTING CODE. IEM DATE: 25/02/200: 20:44

MSM POSITION:	PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	GENERAL COMPTROLLER
NAME:	MR. FERNANDO RAFAEL AGUADO GUTIERREZ
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 0025
E-MAIL	raguado@condumex.com.mx

MSM POSITION:	SECOND PERSON IN CHARGE OF SENDING QUARTERLY FINANCIAL INFORMATION
POSITION:	IEM ACCOUNTANT
NAME:	MR. DAVID CEDEÑO MORALES
ADDRESS:	VÍA GUSTAVO BAZ Nº 340 COLONIA BARRIENTOS
ZIP CODE:	54010
CITY AND STATE:	TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE:	57 29 97 00
FAX:	53 10 0025
E-MAIL	

MSM POSITION:	HEAD OF THE LEGAL DEPARTMENT
POSITION:	LEGAL GENERAL MANAGER
NAME:	MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255 COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520 MÉXICO, D..F.
TELEPHONE:	52 50 50 77
FAX:	53 28 58 91
E-MAIL	jmevarez@condumex.com.mx

MSM POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	MR. JOSE RAMON NEVAREZ JACQUES
ADDRESS:	MIGUEL DE CERVANTES SAAVEDRA Nº 255 COLONIA AMPLIACIÓN GRANADA
ZIP CODE:	11520 MÉXICO, D..F.
TELEPHONE:	52 50 50 77
FAX:	53 28 58 91
E-MAIL	jmevarez@condumex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

SIFIC / ICS

QUOTING CODE: IEM

DATE: 25/02/200: 20:44

MSM POSITION: **AUTHORIZED TO SEND ALL RELEVANT EVENTS VIA EMISNET**
POSITION: **HEAD COMPTROLLER**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL raguado@condumex.com.mx

MSM POSITION: **AUTHORIZED TO SEND ALL RELEVANT EVENTS VIA EMISNET**
POSITION: **HEAD COMPTROLLER**
NAME: MR. FERNANDO RAFAEL AGUADO GUTIERREZ
ADDRESS: VÍA GUSTAVO BAZ Nº 340
COLONIA BARRIENTOS
ZIP CODE: 54010
CITY AND STATE: TLANEPANTLA, ESTADO DE MÉXICO
TELEPHONE: 57 29 97 00
FAX: 53 10 0025
E-MAIL raguado@condumex.com.mx